TSINGTAO
青岛啤酒

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

August 28, 2007

The Office of International Corporate F
The Securities and Exchange Commissi
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Jun Zheng
(Sullivan & Cromwell LLP)

9/19

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

August 28, 2007

A. ANNOUNCEMENT of 2007 INTERIM RESULTS.

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

青岛啤酒

ANNOUNCEMENT OF 2007 INTERIM RESULTS

The Board of Directors of Tsingtao Brewery Company Limited (the "Company") is pleased to announce the unaudited interim results for the six months ended 30 June 2007 of the Company and its subsidiaries (the "Group").

I. UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (PREPARED IN ACCORDANCE WITH HONG KONG FINANCIAL REPORTING STANDARDS)

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at 30 June 2007

	Note	30 June 2007 RMB'000 (Unaudited)	31 December 2006 RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment		5,205,250	5,098,594
Leasehold land and land use rights		666,860	676,759
Prepayment for land use rights		17,442	17,442
Intangible assets		224,679	232,493
Interest in associates		33,842	18,576
Deferred income tax assets		71,029	70,813
Other long-term assets		11,393	27,258
Total non-current assets		6,230,495	6,141,935
Current assets			
Inventories		1,791,815	1,641,319
Trade receivables		100,102	101,180
Bills receivable		22,858	44,979
Deposits, prepayments and other receivables		535,830	415,803
Pledged bank deposits		21,385	19,524
Cash and cash equivalents		2,262,578	1,213,243
Total current assets		4,734,568	3,436,048
Total assets		10,965,063	9,577,983
EQUITY			
Capital and reserves attributable to the Company's shareholders			
Share capital		1,308,219	1,308,219
Other reserves		3,604,723	3,796,626
Retained earnings			
— Proposed final dividend		—	287,808
— Others		395,265	(145,224)
		5,308,207	5,247,429
Minority interests		475,217	452,294
Total equity		5,783,424	5,699,723

	Note	30 June 2007 RMB'000 (Unaudited)	31 December 2006 RMB'000
LIABILITIES			
Non-current liabilities			
Borrowings		**103,214**	53,259
Derivative financial instruments		**6,265**	3,749
Deferred income tax liabilities		**16,602**	16,448
Long-term loan due to a shareholder		**116,905**	117,131
Finance lease liabilities		**9,617**	—
Other financial liabilities		**31,800**	31,800
Total non-current liabilities		**284,403**	222,387
Current liabilities			
Trade payables		**988,970**	794,675
Bills payable		**384,138**	250,117
Accruals and other payables		**2,332,138**	1,766,404
Deposits and advance from customers		**185,513**	191,662
Taxes payable		**92,753**	51,106
Dividends payable		**287,808**	—
Borrowings		**621,470**	599,745
Current portion of long-term bank loans		**1,882**	2,164
Current portion of finance lease liabilities		**2,564**	—
Total current liabilities		**4,897,236**	3,655,873
Total liabilities		**5,181,639**	3,878,260
Total equity and liabilities		**10,965,063**	9,577,983
Net current liabilities		**(162,668)**	(219,825)
Total assets less current liabilities		**6,067,827**	5,922,110

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

For the six months ended 30 June 2007

	Note	Six months ended 30 June 2007 RMB'000 (Unaudited)	2006 RMB'000 (Unaudited)
Sales		**6,833,519**	5,767,651
Cost of goods sold		**(4,688,514)**	(3,963,369)
Gross profit		**2,145,005**	1,804,282
Other gains (net)		**47,520**	42,345
Selling and marketing costs		**(1,336,273)**	(1,066,409)
Administrative expenses		**(270,816)**	(372,563)
Other operating loss		**(40,232)**	(35,103)
Operating profit		**545,204**	372,552
Finance costs		**(11,416)**	(16,020)
Share of gain/(loss) of associates		**404**	(575)
Profit before income tax		**534,192**	355,957
Income tax expense	*6*	**(151,252)**	(112,978)
Profit for the half-year		**382,940**	242,979
Attributable to:			
— Shareholders of the Company		**347,573**	212,743
— Minority interests		**35,367**	30,236
		382,940	242,979
Earnings per share for profit attributable to the Shareholders of the Company during the period (expressed in RMB per share)		***RMB per share***	*RMB per share*
— Basic and diluted	*7*	**0.266**	0.163
Dividends	*8*	**287,808**	209,315

Notes:

1. Basis of preparation

This condensed consolidated interim financial information for the six months ended 30 June 2007 has been prepared in accordance with HKAS 34, 'Interim financial reporting'. The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31 December 2006.

2. Accounting policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2006 as described in the annual financial statements for the year ended 31 December 2006, except the accounting policy for the determination of the surplus reserve in consolidated balance sheet and statement of changes in equity as disclosed below:

During the period ended 30 June 2007, the Group changed its policy for reserve appropriation that share of profits from subsidiaries after reserve appropriations would not be subject to reserve appropriation at Company level. As a result of such change, the Group restated its reserve balances of prior years retroactively.

The effect of such change in current period is shown below:

	As at 30 June 2007 ***RMB'000*** **(Unaudited)**
Increase in retained earnings brought forward	**236,203**
Decrease in surplus reserve	**(236,203)**

The following new standards, amendments to standards and interpretations are mandatory for financial year ending 31 December 2007.

- HK(IFRIC)-Int 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). HK(IFRIC)-Int 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group has followed the requirements of this interpretation note.

- HKFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after 1 January 2007. HKAS 1, "Amendments to capital disclosures", effect for annual periods beginning on or after 1 January 2007. The Group assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of HKAS 1.

The following interpretations have been published that are mandatory for financial year ending 31 December 2007 but are not relevant to the Group's operations:

- HK(IFRIC)-Int 8, Scope of HKFRS 2 (effective for annual periods beginning on or after 1 May 2006). HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments — where the identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of HKFRS 2. Management do not expect this interpretation to have any impact on the Group;

- HK(IRFIC)-Int 7, Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies (effective from 1 March 2006). HK(IFRIC)–Int 7 provides guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional Currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of a hyperinflationary economy as its functional currency, HK(IFRIC)-Int 7 is not relevant to the Group's operations; and

- HK(IFRIC)-Int 9, Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006). HK(IFRIC)-Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment if required. As none of the group entities have changed the terms of their contracts, HK(IFRIC)-Int 9 is not relevant to the Group's operations.

The following new standards, amendment to the standards and interpretation have been issued but are not effective for 2007 and have not been early adopted:

- HK(IFRIC)-Int 11 — FIRS2, Group and Treasury Share Transaction (effective for annual periods beginning on or after 1 March 2007). IFRIC-Int 11 provides guidance on the how to apply requirements of IFRS 2 when involving the equity instruments of the parent or subsidiaries and when involving the purchase of the entity's own equity instrument from third parties. HK(IFRIC)-Int 11 does not have material impact on the Group's operation;

- HK(IFRIC)-Int 12, Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008) which gives guidance on the accounting by operation for public-to-private service concession arrangement. As the Group does not engage into such operations, IFRIC-Int 12 is not relevant to the Group's operation;

- HKFRS8, Operating Segments (effective for annual periods beginning on or after 1 January 2009) supersedes HKAS 14, Segment Reporting and requires the reporting of financial and descriptive information about an entity's reportable segments on the basis of internal reports that are regularly reviewed by its management. The Group is still in the process to assess the impact of HKFRS 8. The Group will apply HKFRS 8 from 1 January 2009; and

- Amendment to HKAS 23, "Borrowing costs" (effective for annual periods beginning on or after 1 January 2009). The revised HKAS 23 requires management to capitalize borrowing costs attributable to qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use or sale. The Group is still in the process to assess the impact of HKAS 23, however currently the directors are of the view that the revised HKAS 23 will not have material impact to the Group as the Group has already adopted the alternative approach under existing HKAS 23 which is similar to the revised HKAS 23. The group will apply HKAS 23 from 1 January 2009.

3. Segment information

(a) *Primary reporting format — geographical segment*

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	(Unaudited) Six months ended 30 June 2007						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	2,686,654	531,298	1,429,490	2,010,281	175,796	—	6,833,519
Inter-segment sales	86,749	559,190	97,380	21,239	78,668	(843,226)	—
	2,773,403	1,090,488	1,526,870	2,031,520	254,464	(843,226)	6,833,519
Results							
Segment results	203,800	38,683	21,299	256,910	51,056	—	571,748
Unallocated expenses, net							(26,544)
Operating profit							545,204
Finance costs							(11,416)
Share of loss of associates	404	—	—	—	—	—	404
Profit before income tax							534,192
Income tax expense							(151,252)
Profit for the half-year							382,940
Other information							
Depreciation	57,517	27,642	61,760	103,825	352	—	251,096
Amortisation	1,646	1,478	4,262	3,355	219	—	10,960
Property, plant and equipment impairment losses	—	—	50,000	206	—	—	50,206

	(Unaudited) Six months ended 30 June 2006						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	2,009,333	537,198	1,435,848	1,634,137	151,135	—	5,767,651
Inter-segment sales	77,854	342,315	51,358	18,289	—	(489,816)	—
	2,087,187	879,513	1,487,206	1,652,426	151,135	(489,816)	5,767,651
Results							
Segment results	239,611	13,923	52,845	99,668	42,027	—	448,074
Unallocated expenses, net							(75,522)
Operating profit							372,552
Finance costs							(16,020)
Share of losses of associates	(575)	—	—	—	—	—	(575)
Profit before income tax							355,957
Income tax expense							(112,978)
Profit for the half-year							242,979
Other information							
Depreciation	37,836	38,903	54,552	118,400	340	—	250,031
Amortisation	2,825	1,583	3,757	5,186	—	—	13,351
Property, plant and equipment impairment losses	5,260	16,525	14,442	21,496	—	—	57,723

	(Unaudited) As at 30 June 2007						
	Qingdao Region	Other Shandong Regions	Huabei Region	Huanan Region	Overseas	Eliminations	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000* *(Note a)*	*RMB'000*	*RMB'000*
Assets							
Segment assets	**6,170,454**	**1,507,427**	**2,395,994**	**5,122,698**	**—**	**(5,424,834)**	**9,771,739**
Interests in associates	**33,842**	**—**	**—**	**—**	**—**	**—**	**33,842**
Unallocated assets							**1,159,482**
							10,965,063
Liabilities							
Segment liabilities	**1,140,701**	**355,801**	**782,161**	**2,576,777**	**—**	**(1,340,652)**	**3,514,788**
Unallocated liabilities							**1,666,851**
							5,181,639
Capital expenditure	**83,162**	**200,181**	**69,195**	**134,198**	**563**	**—**	**487,299**

	As at 31 Dec 2006						
	Qingdao Region	Other Shandong Regions	Huabei Region	Huanan Region	Overseas	Eliminations	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000* *(Note a)*	*RMB'000*	*RMB'000*
Assets							
Segment assets	5,812,330	1,696,896	2,226,120	5,116,957	—	(6,224,860)	8,627,443
Interests in associates	18,576	—	—	—	—	—	18,576
Unallocated assets							931,964
							9,577,983
Liabilities							
Segment liabilities	703,127	712,130	793,028	2,579,692	—	(1,964,206)	2,823,771
Unallocated liabilities							1,054,489
							3,878,260
Capital expenditure — for the six months ended 30 June 2006	68,711	17,087	217,059	51,462	1,257	—	355,576

Note a: The segment represents sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiary or the Group's PRC branches and subsidiaries established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

(b) Secondary reporting format — business segment

The Group is mainly engaged in the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

4. Capital expenditure

	Tangible and intangible assets *RMB'000* (Unaudited)
Six months ended 30 June 2006	
Opening net book amount at 1 January 2006	6,303,649
Additions	355,576
Disposals	(20,366)
Depreciation and amortisation	(263,382)
Impairment	(57,723)
Closing net book amount at 30 June 2006	6,317,754
Six months ended 30 June 2007	
Opening net book amount at 1 January 2007	**6,007,846**
Additions	**487,299**
Disposals	**(78,093)**
Depreciation and amortisation	**(262,056)**
Impairment	**(58,207)**
Closing net book amount at 30 June 2007	**6,096,789**

5. Expenses by nature

Expenses included in cost of goods sold, selling and marketing costs and administrative expenses are analysed as follows:

	Six months ended 30 June	
	2007 *RMB'000* **(Unaudited)**	2006 *RMB'000* (Unaudited)
Changes in inventories of finished goods and work in progress	**(82,838)**	(74,984)
Raw materials and consumables used	**3,111,569**	2,488,433
Employee benefit expenses	**534,298**	465,508
Depreciation, amortisation and impairment charges	**320,263**	321,105
Transportation expenses	**208,110**	261,690
Advertising costs	**248,040**	131,234
Utilities	**255,340**	236,890
Other expenses	**1,751,027**	1,572,465
Total cost of sales, distribution costs and administrative expenses	**6,345,809**	5,402,341

6. Taxation

(a) Income tax expense

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Current income tax		
— Hong Kong income tax *(i)*	**3,773**	1,995
— PRC enterprise income tax *(ii)*	**147,541**	123,294
Deferred income tax	**(62)**	(12,311)
	151,252	112,978

(i) Hong Kong income tax

Hong Kong income tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year.

(ii) PRC enterprise income tax ("EIT")

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, which is effective from the date of establishment of the Company and until there is further changes of the relevant laws and regulations. Accordingly, the Company applied 15% EIT rate in preparing the Interim Financial Statements.

Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company") was approved as enterprises with foreign investment and therefore, it is exempt from EIT for two years starting from the first year of profit-marking after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. 2007 is the fourth profitable year of Xiamen Company. Accordingly, EIT for Xiamen Company was provided at reduced rates of 7.5%.

Shenzhen Tsingtao Brewery Sales Company Limited, Shenzhen Tsingtao Beer Asahi Company Limited, Huanan Holding Company Limited, Tsingtao Brewery (Zhuhai) Company and Dongnan sales company limited were established in Shenzhen, Zhuhai and Xiamen Special Economic Zones for the PRC where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the period.

On 16 March 2007, the 10th National Peoples Congress of PRC approved the PRC Corporate Income Tax Law ("CIT Law"), being effective on 1 January 2008. The CIT rate of the Company and those subsidiaries without tax preferential treatments will be changed to 25% from then onwards. Detailed measures and regulations on the determination of taxable profit, tax incentives and grandfathering provisions for the tax preferential treatments will be issued by the State Council in due course under the new CIT Law. As and when the State Council announces the additional regulations, the Group will assess their impact, if any, and this change in accounting

estimate will be accounted for prospectively. In addition, on 5 July 2007, the Company become aware of a notice which was issued by State Administration of Tax ("SAT") in June 2007 (the "Notice") regarding the preferential tax treatment granted to nine state-owned enterprises listed on Hong Kong Stock Exchange in 1993 (including the Company). According to the Notice, the relevant local tax authorities are required to immediately rectify the expired preferential tax treatments adopted by the Company and take appropriate action on the differences of income taxes collected in prior years arising therefore in accordance with the applicable rules and provisions under the Law on Tax Collection and Administration of the PRC. As of the date of approval of these interim financial statements, the tax authorities had not yet advised the Company their assessment results on the tax position of the Company. The income tax expense will increase and, the net profit for the period ended 30 June 2007 will decrease by approximately RMB73,289,000 if 33% of EIT rate is applied. Upon finalisation of the assessment with the tax authorities, the Company would make any necessary adjustments to this estimate.

(b) Value-added tax ("VAT")

According to "the People's Republic of China Value-added Tax Temporary Regulations" ("VAT Regulations"), the Group is subject to output VAT calculated at 17% of the domestic sales value of tangible goods. In addition, it is subject to a refund of 13% on its export sales of products based on an "exempt, credit, refund" policy enacted. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deductible against output VAT on its sales in order to arrive at the net VAT amount payable to the PRC government.

(c) Consumption tax

Beers production, manufacturing consignment and beer product importation activities undertaken by the Group are subject to consumption tax in the PRC. For beer with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer sold below that price, the consumption tax is levied at RMB220 per ton.

7. Earnings per share

The basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the half-year, excluding ordinary shares purchased by the Company and held as treasury shares.

	Six months ended 30 June	
	2007	2006
	(Unaudited)	(Unaudited)
Profit attributable to share holders of the Company *(RMB'000)*	**348,436**	212,743
Weighted average number of ordinary shares in issue *(thousands)*	**1,308,219**	1,308,219
Basic earnings per share *(RMB per share)*	**0.266**	0.163

The diluted earnings per share information was the same as basic for 2007 and 2006 as there were no dilutive potential ordinary shares as of 30 June 2007 and 2006.

8. Dividends

During the period, a final dividend for 2006 amounting to RMB287,808,000 (dividends per share: RMB0.22) were approved in Annual General Meeting held on 8 June 2007. The Board of Directors do not recommend the payment of an interim dividend for the period (30 June 2006: nil).

II. DIVIDENDS

The Company will not distribute interim dividends for the 6 months ended on 30 June 2007 pursuant to the provisions in the articles of association of the Company.

III. MANAGEMENT DISCUSSION AND ANALYSIS

1. Review of the operational results in the first half of 2007

In the first half of 2007, the national beer market continued the trend of rapid growth with beer output reached 187.1 million hl, representing a y-o-y growth of 16.2%. During the reporting period, the accumulated beer sales volume of the Company reached 25.59 million hl, representing a y-o-y growth of 12.4%. Calculated in accordance with the Hong Kong Financial Reporting Standards, sales income reached RMB6,739 million, with a y-o-y growth of 16.9%; the profit attributable to shareholders was RMB348 million with a y-o-y growth of 63.4%. These continued to show a good development trend of increase in profit higher than that of sales income, and increase in sales income higher than that of sales volume.

In the first half of the year, the Company further continued to deepen its organizational reforms and raise the collaborative ability of value chain under the Company's annual guidelines. The operation efficiency of the factory improved significantly and the major performance indicators realized rapid growth. Through carrying forward the strategic brand development of "1+3" (the main brand of Tsingtao Brewery plus three sub-brands), the Company continued to optimize its brand and product structures and digested the production pressure on the Company caused by rise in the prices of imported goods such as barley and packaging materials. The sales volume of the top four brands reached 19.04 million hl, representing a y-o-y growth of 24.6%. Among this, the main brand of Tsingtao Brewery recorded a sales volume of 9.09 million hl, representing a y-o-y growth of 17.9%. The adjustments and optimization of product structure enabled the continuous increase in the Company's revenue from kiloliter beer, realizing an increase of 3.9% in the first half of the year as compared to the same period last year.

The large scale television activity "Tsingtao Brewery And CCTV: Love The Country and Its Cities — Introducing the Famous Cities in China to the World" (青島啤酒CCTV傾國傾城最值得向世界介紹的中國名城) jointly organized by the Company and CCTV was launched in the first half of the year, taking Olympics travel as its main line and the participating cities as the platforms; the activity was aimed at continuously enhancing the value and market influence of the Tsingtao Brewery brand. At the same time, the Company proudly launched its first sport product "歡動" beer during the first half of the year. Built on the concepts of youth, fashion, energy and health and brewed with advanced brewing technology, the product features of low alcohol and low calorie. It is expected that it would become the new market growth point for the Company. The Company implemented a series of Olympics sales and promotional activities based on the marketing theme "Passion and Fervor of the Olympics" in the different regional markets. This further consolidated the international, authentic and classical image of Tsingtao Brewery, continuing to broaden its market influence.

2. Outlook for the second half of 2007

In the second half of the year, the Company will carry through the working principles and foci laid out at the beginning of the year. It will continue to deepen its organizational reform efforts in order to realize the best optimization of collaboration between the Company's headquarters and regional sales companies, and to adjust the product structure continuously with the aim of offseting the adverse impact of rising production costs. At the same time, it will concentrate its resources to facilitate breakthroughs in the regional markets to ensure the accomplishment of the whole-year operational objectives of the Company.

IV. SIGNIFICANT EVENTS

1. The Company had not been involved in any material litigation or arbitration during the reporting period.

2. Under the "Entrusted Operation and Management Agreement" and the relevant supplementary agreements entered into between the Company and Tsingtao Brewery Group Company Limited ("Group Company"), the Company continued to manage the Group Company's 80% stake in Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") as its custodian in the reporting period, and included it into the consolidation scope of the financial statements. Besides that, the Company has no other custody matter.

3. Tsingtao Brewery No.5 Company Limited "TB No.5", a controlling subsidiary of the Company, provided guarantee for the extension of the RMB24 million credit facilities provided by domestic banks to Qingdao Tsingtao Beer Asahi Company Limited, in which TB No.5 has a 40% stake. The guarantee period lasts for 12 months starting from 16 July 2006 to 15 July 2007. Apart from this, all of the guarantees provided by the Company to third parties during the reporting period were made for bank loans and current borrowings for its subsidiaries which have been approved by the Board of Directors of the Company.

4. The State-owned Assets Supervision and Administration Commission of the People's Government of Qingdao ("SASACQ"), the Company's original controlling shareholder, has transferred 399,820,000 state-owned shares of the Company, which were registered under its name, to the Group Company at nil consideration. Such transfer has been approved by the State-owned Assets Supervision and Administration Commission of the State Council. The Group Company has been granted by the Hong Kong Securities and Futures Commission and the China Securities Regulatory Commission a waiver from its obligations to make a general offer in relation to the transfer. The procedures of the transfer was completed on 4 April 2007. For details of the transfer, please refer to the announcements published in the People's Republic of China ("PRC") and Hong Kong on 6 February, 27 March and 11 April 2007.

5. On 5 July 2007, the Company noticed in the reports in the news media in relation to the notice issued by the State Administration of Taxation demanding the relevant local tax authorities to immediately rectify the expired favorable income tax policy which was still applied to the nine overseas listed companies listed in 1993. The differences in income tax resulted from the application of the expired favorable income tax policy in the previous years should be dealt with in accordance with the relevant regulations of the "Law of the People's Republic of China Concerning the Administration of Tax Collection". As such, the Company published an announcement on the websites of the stock exchanges in the PRC and Hong Kong and in the PRC newspapers on 6 July 2007. As at the date of this announcement, the Company has not received the notice of income tax rate adjustment by the tax authorities. Therefore, the Company continues to apply the income tax rate of 15% during this reporting period, which is the same as the last financial year. The Company is aware that some companies have received notification of tax rate adjustment from the local tax authorities, and the Company will continue to communicate closely with the tax authorities and evaluate the potential financial impact on the Company as a result from this (see possible impacts as set out in the notes to the financial report). The Company will issue further announcement as and when appropriate after the taxation policy becomes clear.

   Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

6. There was no listed securities of the Company purchased, sold or redeemed by the Company or any of its subsidiaries in the reporting period.

V. REVIEW OF THE UNAUDITED INTERIM RESULTS

The Audit and Finance Committee of the Board of Directors of the Company has reviewed the unaudited 2007 Interim Results of the Company.

VI. CODE ON CORPORATE GOVERNANCE PRACTICE

During the reporting period, the Company has complied with all the code provisions set out in the Code on Corporate Governance Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Qingdao, the People's Republic of China
27 August 2007

Directors of the Company as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

END